SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
            (Amendment No. 1 to that Form 13D filed October 13, 1998)


                           LaSalle Re Holdings Limited
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    G5383Q101
                                 (CUSIP Number)

                                Timothy S. Scott
                                     Counsel
                            CNA Financial Corporation
                              CNA Plaza - 23 South
                             Chicago, Illinois 60685
                                (312) 822 - 4979

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
                                October 13, 1998
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(1)        Name of Reporting Person:        CNA Financial Corporation

           SS or IRS Identification         36-6169860
           Nos. of Above Persons:

(2)        Check the Appropriate Box     (a)       (b) X
           If A Member of Group
           (See Instructions)

(3)        SEC Use Only

(4)        SOURCE OF FUNDS

           n/a

(5)  CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e               / /

(6)        Citizenship or Place of Organization      Delaware

           Number of             (7)  Sole Voting Power         0
           Shares
           Beneficially Owned    (8)  Shared Voting Power       1,425,354
           by Each Reporting
           Person With:          (9)  Sole Dispositive Power    0

                                (10)  Shared Dispositive Power: 1,425,354

11)        Aggregate Amount Beneficially
           Owned by Each Reporting Person                       1,425,354

12)        Check if the Aggregate Amount in Row (11)
           Excludes Certain Shares (See Instructions)

13)        Percent of Class
           Represented By Amount in Row 11                       9.4%

14)        Type of Reporting
           Person (See Instructions)                             HC

Under Illinois Law, assets owned by Continental Casualty Company, an Illinois insurance company, are solely under the control of the board of directors of the insurer. The characterization of shared dispositive power with the parent holding company is made solely as a consequence of SEC interpretations regarding control of the subsidiary. CNA Financial Corporation and Loews Corporation specifically disclaim beneficial ownership of the securities identified herein.

1)         Name of Reporting Person:        Loews Corporation

           SS or IRS Identification         13-2646102
           Nos. of Above Persons:

2)         Check the Appropriate Box     (a)       (b) X
           If A Member of Group
           (See Instructions)

3)         SEC Use Only

6)         Citizenship or Place of Organization      Delaware

           Number of             (5)  Sole Voting Power         0
           Shares
           Beneficially Owned    (6)  Shared Voting Power       1,425,354
           by Each Reporting
           Person With:          (7)  Sole Dispositive Power    0

                                 (8)  Shared Dispositive Power: 1,425,354

9)         Aggregate Amount Beneficially
           Owned by Each Reporting Person                       1,425,354

10)        Check if the Aggregate Amount in Row (9)
           Excludes Certain Shares (See Instructions)

11)        Percent of Class
           Represented By Amount in Row 9                       9.4%

12)        Type of Reporting
           Person (See Instructions)                            HC

Under Illinois Law, assets owned by Continental Casualty Company an Illinois insurance company, are solely under the control of the board of directors of the insurer. The characterization of shared dispositive power with the parent holding company is made solely as a consequence of SEC interpretations regarding control of the subsidiary. CNA Financial Corporation and Loews Corporation specifically disclaim beneficial ownership of the securities identified herein.

1)         Name of Reporting Person:        Continental Casualty Company

           SS or IRS Identification         36-2114545
           Nos. of Above Persons:

2)         Check the Appropriate Box        (a)       (b) X
           If A Member of Group
           (See Instructions)

3)         SEC Use Only

6)         Citizenship or Place of Organization      Illinois

           Number of             (5)  Sole Voting               0
           Shares
           Beneficially Owned    (6)  Shared Voting             1,425,354
           by Each Reporting
           Person With:          (7)  Sole Dispositive Power    0

                                 (8)  Shared Dispositive Power: 1,425,354

9)         Aggregate Amount Beneficially
           Owned by Each Reporting Person                       1,425,354

10)        Check if the Aggregate Amount in Row (9)
           Excludes Certain Shares (See Instructions)

11)        Percent of Class
           Represented By Amount in Row 9                       9.4%

12)        Type of Reporting
           Person (See Instructions)                            IC

Under Illinois Law, assets owned by Continental Casualty Company an Illinois insurance company, are solely under the control of the board of directors of the insurer. The characterization of shared dispositive power with the parent holding company is made solely as a consequence of SEC interpretations regarding control of the subsidiary. CNA Financial Corporation and Loews Corporation specifically disclaim beneficial ownership of the securities identified herein.

Item 1.  Security and Issuer.

     This Schedule relates to shares of the Common Stock, par value $1.00 per share ("Common Stock") of LaSalle Re Holdings Limited (the "Issuer"). The Issuer's principal executive office is located at 25 Church Street, P.O. Box HM 1502, Hamilton, HMFX, Bermuda.

Item 2.  Identity and Background.

     This filing amends a Schedule 13D with respect to the securities identified in Item 1 jointly filed by Continental Casualty Company, its parent CNA Financial Corporation, and Loews Corporation, which is CNA Financial Corporation's 84% owner, on October 13, 1998, which was filed in error. Each of the filing parties disclaims beneficial ownership of the securities described in
Item 1 other than as described in this amended Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

         n/a

Item 4.  Purpose of the Transaction

         n/a

Item 5.  Interest in Securities of the Issuer

     (a) Continental  Casualty Company owns 1,425,354 shares of the common stock
of  LaSalle  Re  Holdings  Limited,   which  constitutes  9.4%  of  such  shares
outstanding.

     (b) Under Illinois Law, assets owned by Continental Casualty Company an Illinois insurance company, are solely under the control of the board of directors of the insurer. The characterization of shared dispositive power with the parent holding company is made solely as a consequence of SEC interpretations regarding control of the subsidiary. CNA Financial Corporation and Loews Corporation specifically disclaim beneficial ownership of the securities identified herein.

     (c) None.

     (d) None.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


The following agreements relating to the securities issued by Holdings have been entered into by CNA:

     1 Excess Ownership Agreement dated November 27, 1995 among Holdings, LaSalle Re and the Founding Shareholders (Filed with the SEC as Exhibit 10.3 to Form 10-Q for the quarterly period ended December 31, 1995 (File No. 0-27216)).

     2 Amended and Restated Shareholders Agreement dated November 27, 1995 among Holdings, LaSalle Re and the Founding Shareholders (Filed with the SEC as
Exhibit 10.1 to Form 10-Q for the quarterly period ended December 31, 1995 (File No. 0-27216)).

     3 Conversion Agreement dated November 27, 1995 among Holdings, LaSalle Re and holders of Exchangeable Non-Voting Shares (Filed with the SEC as Exhibit
10.4 to Form 10-Q for the quarterly period ended December 31, 1995 (File No. 0-27216)).

Item 7.  Material to Be Filed as Exhibits

                       Exhibit A - Joint Filing Agreement


Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief the undersigned certify that the information set forth in this statement is true, complete and correct.

CONTINENTAL CASUALTY COMPANY


/s/ Jonathan D. Kantor
             Signature

Jonathan D. Kantor
Senior Vice President, Secretary and General Counsel


CNA FINANCIAL CORPORATION


/s/ Jonathan D. Kantor
             Signature

Jonathan D. Kantor
Senior Vice President, Secretary and General Counsel


LOEWS CORPORATION

/s/ Barry L Hirsch
             Signature

Barry L. Hirsch
Senior Vice President, Secretary and General Counsel

                                    Exhibit A

        Agreement Relating to the Filing of Joint Acquisition Statements

     Each of the undersigned hereby agrees that the Schedule 13D filed herewith is filed jointly, pursuant to Rule 13d-l(f) of the Securities and Exchange Act of 1934, as amended, on behalf of each of the undersigned.

CONTINENTAL CASUALTY COMPANY
/s/ Jonathan D. Kantor
             Signature

Jonathan D. Kantor
Senior Vice President, Secretary and General Counsel


CNA FINANCIAL CORPORATION


/s/ Jonathan D. Kantor
             Signature

Jonathan D. Kantor
Senior Vice President, Secretary and General Counsel


LOEWS CORPORATION

/s/ Barry L Hirsch
             Signature

Barry L. Hirsch
Senior Vice President, Secretary and General Counsel